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SEC FILE NUMBER 0-27384

CUSIP NUMBER 14 0065 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Capital Corp of the West

Full Name of Registrant

Former Name if Applicable
550 West Main Street

Address of Principal Executive Office (Street and Number)
Merced, California 95340

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
The Company’s Form 10-K for the year ended December 31, 2007, incorporated information required by part III by reference from the Company’s proxy statement to be filed within 120 days after year end. The Company was unable to file its proxy statement or to complete the Part III information in order to file an amendment to Form 10-K within the 120 days after year end. The Company was unable to file its Form 10-K until April 2, 2008 as a result of weaknesses identified in its credit/lending and accounting functions and the Company’s extensive efforts to correct those weaknesses. That effort has been ongoing in April 2008 with respect to results of operations for the first quarter. As a result, management has not had sufficient resources to devote to the timely preparation of certain proxy disclosures, primarily the compensation discussion and analysis, compensation tables, and related financial information required to be included in Part III of Form 10-K.
The Company continues to dedicate significant resources to the preparation of its financial statements, internal control testing, as well as reporting and preparation of the balance of Form 10-K.

Part IV — Other Information

(1) Name and telephone number of person to contact in regard to this notification

David Heaberlin	(209) 725-7435

(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐  Yes   ☑   No
Form 10-K for the year ended December 31, 2007, was filed one day after the extended deadline for such filing.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?
☑  Yes   ☐   No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Part III information will not include any new information concerning results of operations for 2007. Those results were included in the portions of Form 10-K as filed.

Capital Corp of the West
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	May 1, 2008	By:	/s/ David Heaberlin

David Heaberlin, Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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